August 8, 2006

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549-0305

RE:	Franklin Covey Co. (the Company)
Form 10-K for the year ended August 31, 2005
File No. 1-11107
Response to Commission Letter Dated July 24, 2006

Dear Ms. Cvrkel:

This letter is written in response to the Staff’s review of the Company’s Form 10-K for the year ended August 31, 2005 as outlined in the Commission’s letter dated June 26, 2006 and subsequent letter dated July 24, 2006. The Company is providing the following additional information regarding the inclusion of outstanding management common stock loan shares in the denominator of the Company’s basic EPS calculation. The information presented in this response is designed to provide the Staff with additional information related to the Company’s determination of the treatment of the management common stock loan shares in its EPS calculations.

Notes to the Financial Statements
Note 11. Management Common Stock Loan Program

1.
We note from your response to our prior comment 6 that you have included the outstanding shares held by management common stock loan participants in the denominator for purposes of calculating basic EPS because you believe that the modification from a full recourse to non-recourse stock option arrangement did not represent a change in the nature of the outstanding shares associated with the management common stock loans. However, paragraph 7 of SFAS No. 123 states “that the rights and obligations embodied in a transfer of stock to an employee for consideration of a non-recourse note are substantially the same as the grant of a stock option and the transaction shall be accounted for as such.” Furthermore, footnote 4 of SFAS No. 123 goes on to further clarify that an entity that conditionally transfers an equity instrument to another party under an arrangement that permits that party to choose at a later date whether to deliver the consideration for it with no further obligation, the equity instrument is not issued until the issuing entity has received the consideration (e.g. cash). In this regard, it appears that your treatment does not comply with the guidance set forth in SFAS No. 123. Please advise, or alternatively, you may revise your presentation of EPS to exclude the shares subject to the loan, given the shares should not be considered outstanding for presentation purposes or for the purpose of calculating basic EPS. To the extent that the revised earnings per share amounts are materially different from those reported in your Form 10-K for the year ended August 31, 2005, we believe you should amend your financial statements to include the revised earnings per share amounts. If you do not believe the change to EPS is material, please provide us with your computations which support the basis for your conclusion.

Response: During fiscal 2000, certain of the Company’s management personnel borrowed funds from an external lender, on a full-recourse basis, to acquire shares of the Company’s common stock. Upon the closing of the loans, these shares were issued to management stock loan participants and were considered owned and outstanding consistent with other shares of outstanding common stock. Since the Company originally accounted for the loans and the corresponding shares using a loan-based accounting model that included guidance found in SAB 102, SFAS No. 114, and SFAS No. 5, the management loan shares were included in outstanding shares for purposes of calculating basic earnings per share (EPS).

The May 2004 modifications to the management common stock loans to delay payment to a later date and lower the interest rate caused the Company to reconsider its accounting for the loans as full recourse loans, even though legally, the loans remained full-recourse to the participants. In addition, as a result of these modifications, participants are now allowed to surrender their loan program shares at the due date as partial consideration or full consideration for the loans should the value of the shares be sufficient to repay the principal and accrued interest. Although the Company has not relinquished its legal recourse rights and has received payment in full from several loan participants, the modifications demonstrated actions taken by the Company that could be argued as contrary to those that a third-party lender might take. In considering the accounting guidance to apply to the May 2004 modifications, the Company was unable to find accounting literature that specifically addressed the situation. In most instances, the accounting literature applied to the exercise of existing stock options for full-recourse notes, which would suggest a compensation element in the accounting model. In the Company’s situation, the loan program was never intended to be a compensation arrangement, but rather a mechanism to allow employees to purchase an equity ownership in the Company. Due to the lack of specific accounting literature for these modifications, the Company, by analogy, utilized the guidance found in Issue 50 of EITF 00-23, which addresses changes from full-recourse notes issued with stock option arrangements to non-recourse notes issued with stock option arrangements. Based upon this guidance, the Company determined that it was proper to adopt the non-recourse stock option model rather than continue with a loan-based accounting model, even though the loans remain full recourse to the participants and despite the fact that the intent of the loan program was not compensatory. As further evidence that the awards were not intended to be compensatory, one of the May 2004 modifications provides that once the market value of the Company’s common stock equals the principal and accrued interest on the loans, participants can no longer delay repayment on the loans. As a result, the loan participants are essentially prevented from receiving compensation income from the loan shares and the Company is virtually assured of never incurring any compensation cost related to the loans.

Although the stock option accounting model was adopted, the underlying nature of the issued management loan shares did not change. Because the shares of stock were actually issued to loan participants as registered shares, the shares were entitled to vote, entitled to participate in common dividends, and the Company could not control the holder’s transferability of the shares nor hold the shares as collateral for the note. The Company considered these characteristics of the outstanding shares to be key differences from the guidance found in EITF 00-23 related to loans issued in connection with stock options, which may never be exercised and the issuer therefore effectively maintains control of the shares. As a result, the Company used its judgment and determined that the loan shares should remain outstanding (rather than recorded as treasury stock) and in Basic EPS, which was more representative of their voting rights, income participation rights, and the Company’s inability to control the shares.

The Company believed that this treatment was consistent with the guidance in paragraph 7 of SFAS No. 123 related to the rights and obligations of the Company and the loan participants. As the underlying shares were actually issued and were out of the Company’s control, the Company believes that these circumstances warranted different treatment than a transfer of stock to an employee for consideration of a non-recourse note in which the issuer maintains control of the shares until the note is paid and the shares are actually issued and become outstanding for purposes of calculating EPS. Additionally, these modifications do not permit the surrender of the shares as full consideration on the note with no further obligation as described in footnote 4 of SFAS No. 123. The management stock loan participants remain obligated to repay the loans in full and can only apply the market value of the shares surrendered as a reduction of the loan. If at the due date a participant chooses to surrender shares, and the fair value of the shares is insufficient to repay the loan in full, the participant remains obligated to repay the balance owed on the note. Therefore, the Company does not believe that this is a conditional transfer of shares as defined in SFAS No. 123.

However, during the third quarter of fiscal 2006, the Company determined that it wanted to have an increased level of control over the loan program shares if the participants choose to repay their loans by surrendering shares. As a result, the Company offered loan participants additional modifications to the loan terms, including another extension of the due date, in consideration for the delivery of participant shares (either loan program shares or other shares owned by the participant) into an escrow account. At the end of the offer period, the majority of the loan participants accepted this offer and their shares have been transferred to the escrow account. Because the Company will now have significant control over the transferability of these shares, the Company acknowledges the Staff’s comments and will consider these shares to be contingently issued and will exclude them from the Basic EPS calculation beginning in the Company’s fourth quarter of fiscal 2006.

Hopefully the supplemental information presented above is fully responsive to the Staff’s comment regarding the inclusion of management stock loan shares in the calculation of Basic EPS. Although the topic of this response is complex and involved significant professional judgment, the Company believes that the accounting treatment described above best represents the substance of the transaction and is in compliance with United States GAAP. The accounting for Company’s management stock loan program has been the subject of continuing dialogue and consultations with KPMG’s national Department of Professional Practice, who agrees with the accounting conclusions reached by the Company. Please contact me with any further questions that you may have regarding these matters.

Sincerely,

/s/ STEPHEN D. YOUNG
Stephen D. Young Chief Financial Officer